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                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                             3TEC ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                    88575R308
                                 (CUSIP Number)

                                 Floyd C. Wilson
                             3TEC Energy Corporation
                                700 Milam Street
                                   Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100


      --------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 3, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 88575R308                  13D/A                     Page 2 of 4 Pages
--------------------------------------------------------------------------------
 1       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

         Floyd C. Wilson
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
 3       SEC Use Only
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 4       Source of Funds (See Instructions) OO (See Item 3)
--------------------------------------------------------------------------------
 5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization         United States Citizen
--------------------------------------------------------------------------------
Number of Shares           7        Sole Voting Power               0
                          ------------------------------------------------------
Beneficially Owned By      8        Shared Voting Power             0
                          ------------------------------------------------------
Each Reporting Person      9        Sole Dispositive Power          0
                          ------------------------------------------------------
With                      10        Shared Dispositive Power        0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person 0

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         No modification.

Item 3.  Source and Amount of Funds or Other Consideration.

         No modification.

Item 4.  Purpose of Transaction.

         The following is added to Item 4:

On February 2, 2003, the Issuer entered into a merger agreement (the "Merger Agreement") with Plains Exploration & Production Company ("Plains") which provided for, among other things, the Issuer's merger (the "Merger") with and into a subsidiary of Plains and for the separate corporate existence of the Issuer to cease, with the subsidiary of Plains continuing as the surviving corporation.

On June 3, 2003, Mr. Wilson exercised his options to purchase (i) 250,000 shares of the Issuer's common stock for $7.25 per share on a cashless exercise basis and received 143,382 shares of the Issuer's common stock, (ii) 150,000 shares of the Issuer's common stock for $9.75 per share on a cashless exercise basis and received 63,971 shares of the Issuer's common stock, (iii) 100,000 shares of the Issuer's common stock for $14.3125 per share on a cashless exercise basis and received 15,809 shares of the Issuer's common stock, and (iv) 220,000 shares of the Issuer's common stock for $14.3125 per share on a cashless exercise basis and received 34,779 shares of the Issuer's common stock.

On June 3, 2003, Mr. Wilson exchanged his warrants to purchase 290,014 shares of the Issuer's common stock for $3.00 per share on a cashless exercise basis and received 238,835 shares of the Issuer's common stock.

On June 4, 2003, the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Merger, (i) each share of the Issuer's common stock outstanding was exchanged for $8.50 in cash and 0.85 shares of Plains's common stock. As a result of the foregoing, Mr. Wilson received $9,089,781.00 in cash and 908,978 shares of Plains's common stock.

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Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     (a) Mr. Wilson is the beneficial owner of 0 shares of the Issuer's common stock.

     (b) Mr. Wilson's beneficial ownership includes sole and shared power to vote or to direct the vote and to dispose or direct the disposition of 0 shares of common stock.

     (c) Mr. Wilson has not affected any transaction in common stock during the past sixty (60) days.

     (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock deemed to be beneficially owned by Mr. Wilson.

     (e) At the Merger Effective Time, Mr. Wilson ceased to be the owner of more than five (5%) of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No modification.

Item 7.  Material to be Filed as Exhibits.

     No modification.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 4, 2003

                                        /s/ Floyd C. Wilson
                                        ---------------------------
                                        Floyd C. Wilson